March 26, 2013

VIA EDGAR SUBMISSION
AND ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mark Webb, Chris Windsor and Erin Purnell

RE:	Hampton Roads Bankshares, Inc.
Registration Statement on Form S-3
Filed October 23, 2012
File No. 333-184557

Dear Mr. Webb, Ms. Purnell and Mr. Windsor:

Hampton Roads Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received Mr. Webb’s letter dated October 26, 2012 containing comments on the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  This letter on behalf of the Company responds to each of the comments set forth in the letter.

For your convenience, we are providing by electronic mail to Chris Windsor a courtesy package which includes a copy of this letter and a copy of the Amendment No. 1 that has been marked to show changes from the Form S-3 filed on October 23, 2012.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Part II

Item 16. Exhibits

Exhibit 5.1, page 2

1.
The legality opinion states that it is registering “up to 138,668,812 shares of Company common stock” and “757,643 shares of Common Stock underlying the Warrants.” However, it appears the registration statement is registering up to 138,668,812 shares of common stock, which 138,668,812 shares of common stock includes the 757,643 shares of common stock underlying the warrants. Please advise or revise.

We confirm that the registration statement is registering up to 138,668,812 shares of common stock, which 138,668,812 shares of common stock includes the 757,643 shares of common stock underlying the warrants.

The legality opinion has been revised to reflect this comment.

2.
When registering warrants to purchase securities, counsel must opine on the legality of the warrants. As these securities are contractual obligations issued pursuant to agreements, counsel must opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction governing the warrant. Refer to Section II.B.1.f of Staff Legal Bulletin 19.

The legal opinion has been revised to opine that the warrants are a binding obligation of the registrant under the law of the jurisdiction governing the warrants.

*           *           *           *           *           *           *

As requested, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (757) 217-3634 or our outside counsel, William A. Old, Jr., at (757) 629-0613.

Thank you for your assistance in this matter.

Sincerely,

/s/ Douglas J. Glenn

Douglas J. Glenn
President and Chief Executive Officer

cc:	Stephen P. Theobald
William A. Old, Jr.